UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000 24 452
                                               ----------
                           NOTIFICATION OF LATE FILING

  (Check One):[x]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

                       For Period Ended: February 28, 2002
                                         -----------------
                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                           ---------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

              Nothing in this form shall be construed to imply that
                   the Commission has verified any information
                                contained herein.

             If the notification relates to a portion of the filing
                checked above, identify the item(s) to which the
                              notification relates:
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                         PART I - REGISTRANT INFORMATION

                                RMS TITANIC, INC.
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                             Full name of registrant

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                            Former name if applicable

                        3340 PEACHTREE RD NE, SUITE 1225
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            Address of principal executive office (STREET AND NUMBER)

                                ATLANTA, GA 30326
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                            City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)   |   The reasons  described in  reasonable  detail in Part III of this
           |   form could not  be  eliminated  without  unreasonable  effort  or
           |   expense;
           |
 [X] (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and
           |
     (c)   | The  accountant's  statement  or other  exhibit  required by Rule
           | 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Fiscal Year Report on Form 10-K could not be provided within the prescribed time period without unreasonable effort or expense.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Gerald Couture              (727)                447-5511
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         SEE ADDENDUM

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               RMS TITANIC, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date         5/29/02                         By  /s/ Gerald Couture
    -----------------------------      ----------------------------------------
                                         Gerald Couture, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                RMS TITANIC INC.
                                    ADDENDUM
                                PART IV SECTION 3


RMS Titanic Inc. ("the Company") anticipates that results of continuing operations for the fiscal year ended February 28, 2002 will reflect a substantial net loss of approximately $7.2 million as compared to a net loss of $52,000 for the fiscal year ended February 28, 2001.

This substantial increase in net loss for the fiscal year ended February 28, 2002 versus the comparable fiscal 2001 year is related primarily to: (1) a write-down of costs of artifacts recovered of $6.1 million, net of taxes, due to impairment as a result of the United States Fourth Circuit Court of Appeals decision that the Company is not the owner of artifacts recovered from the Titanic but only has a salvor's lien on such artifacts and that a salvor's award for an undetermined amount is left to the discretion of the Federal District Court; (2) a significant decrease in income from exhibition licenses; and (3) a decrease in general and administrative expense that was not proportional to the revenue decrease.